NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on July 16, 2007, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on June 29, 2007 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Innkeepers USA Trust and Grand Prix Acquisition Trust, a wholly-owned subsidiary of Grand Prix Holdings LLC, which is controlled by Apollo Investment Corporation became effective on June 29, 2007. Each 8.0% Series C Cumulative Preferred Share of Beneficial Interest of Innkeepers USA Trust immediately prior to the effective of the merger was automatically converted into one (New) 8.0% Series C Cumulative Preferred Share of Beneficial Interest of the surviving entity having preferences, rights, voting powers and restrictions identical to the Series C Preferred Shares. The (New) 8.0% Series C Cumulative Preferred share of beneficial interest will not be listed on the New York Stock Exchange. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on July 2, 2007.